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10028048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 42nd Street, Suite 1100
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Robotti 212-986-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEFFREY P WIEGAND
Notary Public, State of New York
No. 02WI6129480
Qualified in Westchester County
Commission Expires June 27, 2013

Signature

President
Title

Notary Public 2/12/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (a limited liability company) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new accounting guidance with respect to fair value measurements related to non-financial assets and liabilities.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents - in bank	$	108,653
Cash held at clearing broker-dealer, net		100,383
Commission receivable		78,531
Deposit held at clearing broker-dealer		100,000
Securities owned, at fair market value		406,897
Due from related parties		2,021
Prepaid expenses and other assets		51,904
Furniture and equipment, less accumulated depreciation of $226,466		16,558
Secured note receivable - Robotti & Company, Incorporated		100,000
TOTAL ASSETS	$	964,947

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued compensation and costs	$	258,830
Accounts payable and accrued expenses		52,803
Due to parent		77,996
Subordinated note payable		100,000
Total liabilities		489,629
Contingencies (Notes 7)		
Member's equity		475,318
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	964,947

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

The Company operates under the provisions of Rule 15c3-3 of the SEC. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the customer accounts and maintains and preserves all related books and records. Accordingly, the Company is exempt from the remaining provisions of that rule.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless a member has signed a specific guarantee.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for Federal income taxes. The Company files income tax returns on a consolidated basis with its Parent (an S corporation). The City of New York does not recognize S corporation status; therefore, a provision (benefit) has been made for the Company's share of the consolidated provision (benefit) for the City of New York corporate tax.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash.

Major Customers

During 2009, two of the Company's customers accounted for 28% of commission revenue.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On January 1, 2009, the Company adopted new accounting guidance found in ASC 820, "Fair Value Measurements and Disclosures", for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has also placed a deposit in the form of a US Treasury Bill with a par value of approximately $100,000 with the clearing broker. This deposit is made to satisfy the requirements of the clearing broker.

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 23, 2010, and determined that there are no subsequent events that are required to be disclosed or given effect in the accompanying financial statements.

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2009, consisted of the following:

Furniture and equipment	$	243,024
Less: accumulated depreciation		(226,466)
Furniture and equipment, net	$	16,558

NOTE 3. SECURITIES OWNED AT FAIR MARKET VALUE

At December 31, 2009, marketable securities owned consisted of trading and investment equity securities at market values.

NOTE 4. RELATED-PARTY TRANSACTIONS

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

NOTE 5. SUBORDINATED NOTE PAYABLE

The Company's subordinated note payable to the Parent in the amount of $100,000 is non-interest bearing and due on December 31, 2010. It is subordinated to the claims of the Company's general creditors. The Parent receives all interest and dividends on the collateral. This subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule (Note 6). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the note cannot be repaid.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $389,265, which exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 as of December 31, 2009.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The amounts included in the accompanying statement of financial condition for cash and cash equivalents, cash held a clearing broker-dealer, commission receivable, accounts payable and accrued expenses, and other liabilities approximate fair value due to the short-term nature of these instruments.

NOTE 9. FAIR VALUE MEASUREMENTS

The following table summarizes the Company's financial assets and liabilities:

	Level 1	Level 2	Level 3	Total
Deposit in clearing broker-dealer	$ 100,000	$ -	$ -	$ 100,000
Securities owned, at fair market value	200,384	206,513	-	406,897
Total	$ 300,384	$ 206,513	$ -	$ 506,897